GS MORTGAGE SECURITIES CORPORATION II
                                 85 BROAD STREET
                            NEW YORK, NEW YORK 10004



                               September 20, 2006


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


        Re:    GS Mortgage Securities Corporation II
               Registration on Form S-3 (File No. 333-136045)
               ----------------------------------------------

Ladies and Gentlemen:

               In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of GS Mortgage Securities Corporation II (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time on September 22, 2006 or as soon thereafter as practicable.

               The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The undersigned acknowledges that should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                            [Signature page follows]

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                                               Very truly yours,



                                               GS MORTGAGE SECURITIES
                                               CORPORATION II



                                               By: /s/ Daniel Sparks
                                                   ---------------------------
                                                   Name:  Daniel Sparks
                                                   Title: President